Richard M. Morris Partner Direct Tel: 212.592.1432 Direct Fax: 212.545.3371 Email: rmorris@herrick.com

November 26, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Assistant Director

Re:	Cardax, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed November 25, 2014 File No. 333-195745

Ladies and Gentlemen:

On behalf of our client, Cardax, Inc. (the “Company”), we hereby transmit for filing Amendment No. 3 to Form S-1 (the “Third Amendment”) to register an aggregate of 52,012,049 shares of common stock, par value $0.001 per share, of the Company, on behalf of the selling stockholders named therein. The Third Amendment and the remainder of this letter respond to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated November 7, 2014 (the “Comment Letter”), with respect to the Amendment No. 2 to Form S-1 filed by the Company with the Commission on October 22, 2014 (the “Second Amendment” and, with the Third Amendment, the “Registration Statement”).

The Company’s response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. To assist the Staff’s review, the comment from the Comment Letter is restated in bold italics prior to the Company’s response.

The page number referenced in the Company’s response is to the page number in the Third Amendment.

Prospectus Summary, page 1

1. We note your response to prior comment 2 and the revised disclosure that your consumer health and pharmaceutical products “are expected to provide many of the anti- inflammatory benefits of steroids or NSDAIDs by targeting many of the same inflammatory pathways and mediators, but with exceptional safety profiles.” Please further revise this statement to unambiguously indicate that the statement is based on your belief. You should make the same revision where the statement appears on pages 23 and 30.

Securities and Exchange Commission

We acknowledge the Staff’s comment and have revised the disclosure on page 1 of the Third Amendment and throughout the prospectus accordingly.

Additional revisions have been made by the Company throughout the Third Amendment as shown in the redline submission file, such as inclusion of the financial statements for the nine months ended September 30, 2014 and 2013.

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We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (212) 592-1432 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Richard M. Morris
Richard M. Morris

cc:	Securities and Exchange Commission
Austin Stephenson
Christine Torney
Lisa Vanjoske
Cardax, Inc.
David G. Watumull